AT&T Inc.
208 S. Akard St.
Dallas, TX 75202

October 2, 2009

Securities and Exchange Commission,
      100 F Street NE
Washington, D.C. 20549

Re:  AT&T Inc.
        Form 10-K for the Year Ended December 31, 2008
        Filed February 25, 2009

                                       Forms 10-Q for the Quarterly Periods Ended March 31, 2009 and June 30, 2009
                                   File No.  1-8610

Ladies and Gentlemen:

We are in receipt of the letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 3, 2009 to Mr. Richard G. Lindner, of AT&T Inc. (the “Company” or “we”).  For your convenience, we have included the Staff’s comments herein and keyed our responses accordingly.

We acknowledge that the adequacy and accuracy of the disclosure in the filing is our responsibility.  We acknowledge the Staff’s position that comment or changes in response to the Staff comments in the proposed disclosure in the Forms 10-K and 10-Q do not foreclose the Commission from taking any action with respect to the filing.  We also understand the Staff’s position that the Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company’s responses to the Staff’s comments are set forth below and proposed disclosure has been written in bold type.  Where the Staff has indicated that the disclosure in a filing should be revised, the Company respectfully believes that given the nature of the revisions requested, adding such disclosure to the next filing of the applicable form would be appropriate and when made in the context of a new filing, avoids unnecessary confusion or misunderstanding arising from amending prior filings.

Form 10-K for the Year Ended December 31, 2008

Asset Valuation and Impairments, page 20

  1.  We note your response to comment one in our letter dated July 10, 2009.   Please provide us with your proposed disclosure.

Response:

Below is our proposed prospective disclosure regarding a breakdown of goodwill balances using information from our 2008 Annual Report (italicized language represents added information from the disclosure contained in either the MD&A or Notes section of our 2008 Annual Report):

Goodwill and wireless FCC licenses are not amortized but tested annually as of October 1 for impairment as required by GAAP.  The carrying amounts of goodwill, by segment (which is the same as reporting unit for Wireless, Wireline and Advertising & Publishing), at December 31, 2008 and 2007, respectively, were Wireless $33,851 and $32,713; Wireline $31,381 and $31,301; Advertising & Publishing $5,694 and $5,788; and Other $903 and $911.  Within the other segment, goodwill associated with our Sterling Commerce operations was $477.  Additionally, FCC licenses are tested for impairment on an aggregate basis, consistent with the management of the business on a national scope. These annual impairment tests resulted in no impairment of indefinite-lived Goodwill or FCC licenses. We review other long-lived assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable over the remaining life of the asset or asset group.

  2.  We note your response to comment two in our letter dated July 10, 2009.  Please provide us with the proposed disclosure with the actual numbers used to determine the fair value of your wireless licenses during the forth quarter of 2008.

Further, please respond to the following regarding the conceptual information that was provided in your response as opposed to the quantitative and qualitative descriptions that were requested.  Your response is too general.  The staff realizes that disclosure in the future filings may differ.

a.	Please tell us and disclose the date for your annual impairment test in the fourth quarter.
b.
Please discuss in detail your rationale for anticipating growth to more than 40% as stated in the second paragraph of your response.  Given your disclosure on page 18 of Form 10-K for December 31, 2008 that you face substantial and increasing competition in all aspects of your wireless business, we would have expected a more conservative growth factor and, perhaps less reliance on historical growth patterns.  We also note that this was not your only disclosure regarding increased competition.

c.	Please provide your basis for forecasting churn to stay consistent with industry leading churn. Please define “industry leading churn.”
d.	Please provide a more detailed discussion of how the various factors discussed in the third paragraph of your response were actually utilized in your impairment analysis.
e.	Tell us how you determined the terminal value.
f.	Tell us the x% decrease in the fair value of the licenses that would still permit the fair value to exceed the carrying value.

We may have further comments.

Response:

Our original response to the Staff’s comment two in the letter dated July 10, 2009 has been revised to include the actual numbers used to determine the fair value of our wireless licenses during the fourth quarter of 2008 (additional proposed disclosure provided in our original response remains italicized).  Our initial response was intended to provide a prospective 2009 disclosure:

Wireless licenses are not amortized but are tested for impairment annually in the fourth quarter.  The licenses are tested on an aggregate basis, consistent with the management of the business on a national scope.  If there are indications of significant decreases in fair value of the licenses, testing may also be done more frequently than the annual test.  There were no indications of a significant decrease in fair value in 2008. We perform our annual FCC license impairment test as of each October 1st.

Consistent with prior years, we performed our test of the fair values using a discounted cash flow model (the Greenfield Approach).  The Greenfield Approach assumes a company is started, owning only the licenses, and then makes investments required to build an operation comparable to the one in which the licenses are presently utilized. We utilized a 17 year discrete period to isolate cash flows attributable to the licenses including modeling the hypothetical build out.  The projected cash flows are based on certain financial factors including revenue growth rates, OIBDA margins, and churn rates.  Wireless revenue growth is expected to trend down from our 2007 growth rate of 13.3% to a long-term growth rate that reflects expected long-term inflation trends. Our churn rates are expected to continue declining from 1.74% in 2007, in line with expected trends in the industry but at a rate  comparable with industry-leading churn.  OIBDA margins should continue to increase from the 2007 level of 36.3% to more than 40.0%.

This model then incorporates cash flow assumptions regarding investment in the network, development of distribution channels and the subscriber base, and other inputs for making the business operational. The assumptions which underlie the development of the network, subscriber base and other critical inputs of the discounted cash flow model were based on a combination of average marketplace participant data and our historical results, trends, and business plans.  Operating metrics such as capital investment per subscriber, acquisition costs per subscriber, minutes of use per subscriber, etc. were also used to develop the projected cash flows.  Since the cash flows associated with these other inputs were included in the annual cash flow projections, the present value of the unlevered free cash flows of the segment, after investment in the network, subscribers, etc., is attributable to the licenses.  The terminal value of the segment, which incorporates an assumed sustainable growth rate, is also discounted and is likewise attributed to the licenses.  The discount rate of 9.75% used to calculate the present value of the projected cash flows is based on the optimal long-term capital structure of a market participant and its associated cost of debt and equity.  The discount rate utilized in the analysis is also consistent with rates we use to calculate the present value of the projected cash flows of licenses acquired from third parties.

If either the projected  rate of growth of cash flows or revenues were to decline by 1%, or if the discount rate were to increase by 1%, the fair values of the licenses, while less than currently projected, would still be higher than the book value of the licenses.  The fair value of the licenses exceeded the book value by more than one-fourth.

Our responses to your additional information requests presented in comment two in the letter dated September 3, 2009 are provided below:

a.	We perform our annual FCC license impairment test as of each October 1st. We will disclose that date in our 2009 Annual Report.

b.
The assumed 40% service EBITDA margin is consistent with our public statements on our anticipated future margins.  While we believe that the wireless industry faces increasing competition, we also believe that our products and services are attractive offerings and therefore justify our margin assumption.  In fact, for the first quarter of 2009 we had an EBITDA service margin of 40.9% and our EBITDA margin for the entire 2008 year was 38.0%.  The decline in the 2009 second quarter margin to 38.3% was heavily influenced by our launch of the new iPhone model, which we subsidize.  Our history has been that launches of new iPhone models and the high subscriber additions during the Christmas selling season both temporarily depress margins (primarily from effects of subsidized equipment and acquisition costs), but that the margins rebound as time goes on.  So we consider our margin assumption to be reasonable.

c.
We define ”industry leading churn” as representing the leading churn rate experienced and anticipated by the primary domestic wireless service providers such as AT&T, Verizon Wireless, T-Mobile and Sprint.  While we anticipate continued competition from those parties and numerous regional providers, we intend to continue to offer attractive products and services to current and prospective customers.  Our quarterly churn rate has continued to improve over the last several years and now is approaching industry-leading churn.  We believe that providing attractive offerings and our continued investment in our network, including what we believe will be the successful deployment of new 4G network technology, will contribute strongly to keeping us consistent with the targeted churn.

The Greenfield method isolates cash flows attributable to a pool of licenses using a hypothetical start-up approach.  It assumes a company is started owning only the FCC licenses and makes investments required to build an operation comparable to the one in which the licenses are presently utilized.  Cash flows are projected and the present value of the cash flows is presumed to equal the fair value of the FCC licenses.  The cash flow projections used in the Greenfield Method are ultimately based on assumptions about the hypothetical build out as well as operating assumptions.

Annual cash flow projections are calculated as after-tax operating income adjusted for non-cash expenses (e.g., depreciation) and investments in new capital assets (i.e., capital expenditures and working capital investment).  Operating income is calculated with revenue and operating expense projections based on industry specific assumptions about the growth and trends of various components of each.  Revenue consists of both service and equipment revenue and is based in part on projected subscriber additions/subtractions and expected average revenue per user and acquired subscriber.  Components of operating expenses include: cost of services, cost of equipment, sales and marketing, existing customer expense, and general and administrative.

d.
We determined the terminal value using a perpetuity growth model, which captures the value of free cash flows that continue past the discrete projection period (here, 17 years) into perpetuity at an assumed constant growth rate.  Under this approach, the projected free cash flow in the first year beyond the discrete projection period is divided by the required return minus the assumed long-term growth rate to arrive at the terminal value.  The terminal value is then discounted to present value using the required return.

e.	A 38% decrease in the fair value of the licenses would still yield a fair value in excess of the carrying value.

Note 4. Segment Information, page 47

  3.  We note your response to comment three in our letter dated July 10, 2009.  As we previously stated, the information presented to your chief operating decision maker as of December 2008 that you provided to us clearly shows that the business units presented on the Bates numbered page 00010 are each separate segments under SFAS 131. In this regard, we note the separate presentation of Northeast Wireless, Southwest Wireless, Central Wireless, West Wireless, Consumer Markets (Wireline), EBS, Wholesale, Regional Business Markets, Network Services and Operations Support, Advertising Solutions, International, Sterling and Customer Information Services/Other.  With respect to Network Services and Operations Support, if it can engage in business activities from which it could earn revenues, then it would be considered an operating segment as contemplated by paragraphs 79-80 of SFAS 131 (for example: if they charged the other components of your enterprise for services provided).  We believe that each of these components constitute an operating segment as discrete financial information is presented to your chief operating decision maker on a monthly basis.  Since you have not shown us how the above operating segments can be aggregated under paragraph 17 of SFAS 131, please revise your financial statements.

Response:

As discussed in our telephone conference call including our supplemental clarifications of our previous response, we respectfully believe that the Staff’s concerns were addressed in our prior response.

Note 6, Goodwill and Other Intangible Assets, page 50

4.
We note your response to comment four in our letter dated July 10, 2009. Based on our comment above, please perform your 2008 impairment testing using reporting units that are at the operating segment level or one level below an operating segment (referred to as a component) and tell us the results of such testing.

Response:

Based on the clarified explanations surrounding comment 3 above, we respectfully believe that the Staff’s concerns were addressed in our prior response.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

5.
We note your disclosure on page 18 that you had higher interest during construction that was primarily related to preparing wireless spectrum for advanced services and was higher in 2009 due to the acquisition of significant amounts of spectrum for advanced services late in the first quarter of 2008.  Further, we note the disclosure in your Consolidated Statements of Cash Flows that interest during construction was $368 and capital expenditures were $7,036 for the six months ended June 30, 2009 and $257 and $9,320, respectively for the six months ended June 30, 2008.  Please provide us with an analysis of your capitalized interest and tell us how you are determining the amount of interest to be capitalized and how you are amortizing the capitalized interest.  If you capitalize interest related to wireless licenses, tell us your rationale under the accounting literature for capitalizing the interest expense incurred while preparing wireless spectrum for advanced services.  Tell us in detail about the processes that are performed and show us how you have capitalized the interest.

Response:

Most of the interest capitalized was related to wireless licenses obtained to use in next generation LTE technology commonly referred to as 4G, which does not currently exist commercially.  Of the $368 million in interest during construction (IDC) for the six months ended June 30, 2009, $37 million related to construction of various parts of wireline plant, $14 million to wireless network assets and the remaining $317 million to wireless licenses for 4G.  For the six months ended June 30, 2008, there was $58 million related to wireline plant, $10 million related to wireless network assets and $199 million to licenses for 4G, for a total of $257 million.

We only consider wireless licenses eligible for capitalization if long-term development and construction of a network is needed in order to utilize the license.  Conversely, if we acquire additional license depth in a particular area already being serviced by us, we do not capitalize any interest during the time when additional facilities utilizing existing technology are being deployed to fully utilize the spectrum.  In the latter case, we consider those licenses to be available for use, not under construction.  Similarly, if activity related to construction/development/design ceases, we cease capitalization until it begins anew.

With regard to the licenses on which interest is currently capitalized, those licenses reflect that we are pursuing a new addition to our technology portfolio by adding a 4G level to its existing base of 2G and 3G levels.  This new generation of technology, which is not currently available commercially, will make existing wireless broadband and voice services better by providing faster speeds and supporting new applications ranging from video sharing to social networking to business applications.  In the future, 700 MHz and other spectrum holdings (including 1.7-2.1GHz) will provide the foundation for deployment of the next-generation wireless broadband platforms such as LTE.  This spectrum has the ability to cover greater distances with less power and can easily penetrate walls and structural barriers.  While standards for emerging technologies such as LTE are still being finalized, these technologies could enable peak broadband speeds of 100Mbps or more (current 3G rates are in the 500-1,400 Kbps range).

Recent spectrum license purchases to support this new technology include the following:

Aloha Partners LP ($2.5 Billion) - On February 13, 2008, we paid $2.5 Billion in cash to complete the acquisition of 281 individual licenses in the 700 MHz band from Aloha Partners.

FCC Auction 73 ($6.6 Billion) – On January 9, 2008, we deposited $500 Million in cash with the FCC in order to participate in the planned Auction 73 whereby the FCC would auction off various 700 MHz licenses via a multi-round bidding arrangement.  On March 18, 2008 the auction was completed and we were provisionally awarded 227 B-block licenses with an auction value of $6.6 Billion.  All monies were paid to the FCC by April 17, 2008.

Other Purchases from various parties ($479 Million) – Beginning  in November 2007, we have also acquired various 700 MHz licenses for a total cash price of $479 Million.

Auction 66 ($1.3 Billion) - On July 17, 2006, we deposited $500 Million in cash with the FCC in order to participate in the planned Auction 66 whereby the FCC would auction off various 1.7-2.1 GHz licenses via a multi-round bidding arrangement.  On September 18, 2006 the auction was completed and we were provisionally awarded 48 licenses with an auction value of $1.3 Billion.  All monies were paid to the FCC by October 19, 2008.

Development and establishment of a new technology network is a time-consuming process.  As early as 2006, we began planning integration activities for this newly available spectrum.  Our 10 year LTE business case assessed infrastructure and device performance, availability and cost, potential deployment options/schedules, and critical technical items to be considered.  Additionally, Requests For Information have been sent to vendors to obtain refined cost estimates, updated development schedules and system performance data.  Plans have been developed which delineate the LTE deployment strategy, frequency bands to be used/phased in, deployment rates, peak data throughput rates, site configuration specifications and device requirements.  We have evaluated capital versus expense purchases, overlays of existing sites, expansion sites, and traffic forecasts.  We are currently working toward a trial of test specifications for 2010.  We anticipate that we will use the information from the trial to work further with vendors to develop and eventually deploy specifications and equipment supporting full production mode.  We currently anticipate commercial deployment in 2011.  Thus, current and future activities related to the licenses include, but are not limited to, completion of the network build-out to handle the spectrum, handset design and confirmation of manufacturability of handsets that can handle the new spectrum, and spectrum clearing.

Guidance on capitalization of interest related to wireless licenses was provided to us from the SEC Staff in the 1990s.  Following the PCS license auctions, and during the time when wireless licenses were amortized, a predecessor company of ours, Pacific Telesis Group (with whom AT&T Inc., then known as SBC Communications Inc., combined in a pooling-of-interests, restating our history and adopting conforming accounting policies between the companies making the two companies as if they had always been one) approached the SEC Staff regarding the licenses.  The request to the Staff was to hold amortization in abeyance until the licenses could actually be placed in service because an entirely new network needed to be built in order for the licenses to meet their intended use.  The Staff considered and granted the request but also informed our predecessor company that they would be required to capitalize interest during that period.

Review of FAS 34 on capitalizing interest, paragraphs 8-10, indicates that the Staff’s previous guidance clearly fits the requirements of the standard.

Paragraph 8 states: “In concept, interest cost is capitalizable for all assets that require a period of time to get them ready for their intended use (an “acquisition period”).”  Clearly, the PCS licenses at the time needed placement of network equipment using new technology in order to meet their intended use.  Likewise, the licenses intended to be used for 4G technology (which is not currently commercially feasible), requires construction of network equipment using this new technology.

Paragraph 9 gives characteristics of assets qualifying for capitalization, including this relevant definition: “Assets that are constructed or otherwise produced for an enterprise’s own use (including assets constructed or produced for the enterprise by others for which deposits or progress payments have been made).” The PCS licenses needed significant design, development and deployment activity to get them ready for our own use.  Likewise, all of the activity that has and continues to occur involves preparing these current licenses for our own use.

Finally, paragraph 10 provides the following guidance on items that do not qualify for capitalization:

However, interest cost shall not be capitalized for inventories that are routinely manufactured or otherwise produced in large quantities on a repetitive basis because, in the Board’s judgment, the informational benefit does not justify the cost of so doing. (This clearly does not apply to our wireless licenses then or now.)  In addition, interest shall not be capitalized for the following types of assets:

a. Assets that are in use or ready for their intended use in the earning activities of the enterprise (Neither the PCS nor 4G licenses were in use nor could be used during the capitalization period.)

b. Assets that are not being used in the earning activities of the enterprise and that are not undergoing the activities necessary to get them ready for use (As noted in the discussion regarding paragraph 9, these assets are undergoing significant activity; additionally, it is our policy to cease capitalization if activity ceases.)

c. Assets that are not included in the consolidated balance sheet of the parent company and consolidated subsidiaries (Our wireless licenses are included in our consolidated financial statements.)

d. Investments accounted for by the equity method after the planned principal operations of the investee begin (The wireless licenses here are not held by equity investees.)

e. Investments in regulated investees that are capitalizing both the cost of debt and equity capital (Our wireless operations are not subject to regulatory capitalization requirements.)

f. Assets acquired with gifts and grants that are restricted by the donor or grantor to acquisition of those assets to the extent that funds are available from such gifts and grants. Interest earned from temporary investment of those funds that is similarly restricted shall be considered an addition to the gift or grant for this purpose. (The wireless licenses here were not paid for by gifts)

All of the factors which confirmed the Staff’s requirement that interest be capitalized on PCS licenses in the 1990s in accordance with FAS 34 currently exist with regard to the 4G licenses today.

We do two separate calculations to determine the interest rate to be used for capitalization.  In the period between December 2007 and May 2008, our issuances of debt included $10.2 billion that we considered associated with the license purchases, excluding the $1.3 billion in auction 66 licenses that occurred some time earlier.  We used the weighted average interest rate for that debt as the rate for capitalization on the licenses (“license rate”).  For all other eligible assets, including the auction 66 licenses, we used a weighted average rate of the remaining debt.  For 2008, this resulted in a lower rate being used on the licenses than the rest of the assets (5.9% vs. 6.5%) and for 2009, the rates are similar though the license rate is slightly higher (5.9% vs. 5.8%).

The capitalized interest is associated with the related asset, so, for licenses, it is added to the license value and will be tested annually for impairment.  For the other assets, the amortization will depend on the depreciation period of the asset.

Please do not hesitate to contact me at (214) 757-3220 if you should have further questions.

Sincerely,

/s/ John J. Stephens
John J. Stephens

Senior Vice President and Controller